SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 28, 2025

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on May 28, 2025.

Av. Eduardo Madero 1182 – C1106ACY Ciudad Autónoma de Buenos Aires República Argentina 0810-555-2355 www.macro.com.ar

Synthesis of quarterly financial statements

Sect. 63 BYMA Listing Rules and Regulations

Issuer:	BANCO MACRO S.A.

Period ended:	03/31/2025	Period of the year:	1st QUARTER

Date of Board of Director´s approval:			05/28/2025

Figures expressed in:		Thousands of pesos

Date of issuance of the current information:			05/28/2025

Signature Name:	Jorge Pablo Brito

Signature Position:	Chairman

Results of the period (in thousands of Pesos)

Net income for the period
Attributable to controlling interest – Profit	44,849,785
Attributable to non-controlling interests - Profit	850,124
Total Net income for the period	45,699,909
Other comprehensive income
Other comprehensive income	-2,242,163
Total comprehensive income for the period
Attributable to controlling interest – Profit	42,607,622
Attributable to non-controlling interests - Profit	850,124
Total comprehensive income for the period - Profit	43,457,746

Net Shareholders’ Equity (in thousands of Pesos)

Capital stock	639,413
Adjustments to Shareholders’ Equity	1,358,987,247
Other contributions	12,429,781
Legal Reserve	1,087,964,636
Other Reserves	1,606,051,418
Unappropriated Retained Earnings	385,880,346
Other comprehensive income	-12,819,877
Total Net shareholders´equity attributable to controlling interest	4,439,132,964
Attributable to non-controlling interests	3,099,861
Total Net shareholders´equity	4,442,232,825

Av. Eduardo Madero 1182 – C1106ACY Ciudad Autónoma de Buenos Aires República Argentina 0810-555-2355 www.macro.com.ar

Shareholders/Controlling group
Shareholder Name	Type of shares	Number of shares	Percentage of capital stock
ANSES-F.G.S. Law Nº 26.425	B	184,156,124	28.8008%
Other shareholders (Foreign Stock Exchange)	B	141,117,870	22.0699%
Delfín Jorge Ezequiel Carballo	A	4,901,415	0.7665%
Delfín Jorge Ezequiel Carballo (a)	B	118,326,495	18.5055%
Banco de Servicios y Transacciones S.A. (b)	A	5,995,996	0.9377%
Banco de Servicios y Transacciones S.A. (b)	B	104,473,881	16.3390%
Other shareholders (Local Stock Exchange)	A	338,259	0.0529%
Other shareholders (Local Stock Exchange)	B	80,103,368	12.52763%

The information contained in the table "Shareholders/ Controlling Group" corresponds to the capital composition identifying the main shareholders in the absence of a controlling shareholder or controlling group.

Notes:

(a)	Include ADRs VN 25,399 equivalent to VN 253,990 Class B shares.
(b)	Banco de Servicios y Transacciones S.A., as fiduciary of the Guarantee Trust JHB BMA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 28, 2025

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer